Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-207291

Dear Holder of Series A preferred stock:

The board of directors of Hopewell Valley Community Bank (“Hopewell Valley”) has unanimously approved a merger agreement with Northfield Bancorp, Inc. and Northfield Bank, the wholly owned subsidiary of Northfield Bancorp. Hopewell Valley is holding a special meeting of its holders of common stock to vote on the merger between Hopewell Valley and Northfield Bank. If the merger agreement is approved by holders of at least two-thirds of the issued and outstanding shares of common stock of Hopewell Valley and the merger is subsequently completed, Hopewell Valley will merge with and into Northfield Bank, Hopewell Valley’s separate corporate existence will cease, and Northfield Bank will continue as the surviving institution. You are receiving this document as a holder of Series A preferred stock of Hopewell Valley. These shares do not have voting rights and, therefore, you will not have the ability to vote at the special meeting. However, under the terms of the merger agreement, each share of Hopewell Valley Series A preferred stock will be deemed to be converted into 1.55 shares of Hopewell Valley common stock immediately before the closing of the merger. As a holder of Series A preferred stock you have the ability to elect the type of consideration you would prefer to receive in exchange for your shares of preferred stock in connection with the merger.

Under the terms of the merger agreement, each outstanding share of Hopewell Valley common stock (including shares of Hopewell Valley Series A preferred stock to be converted into shares of Hopewell Valley common stock) will be converted into the right to receive, at the election of each Hopewell Valley shareholder, 0.9592 shares of Northfield Bancorp common stock or $14.50 in cash, subject to certain adjustment and allocation procedures that will result in 75% of Hopewell Valley’s common stock being converted into Northfield Bancorp common stock and 25% of Hopewell Valley’s common stock being converted into cash. For more information, see “Proposal 1—Description of the Merger—Consideration to be Received in the Merger.”

On August 25, 2015, which was the last trading date preceding the public announcement of the proposed merger, the trading price of Northfield Bancorp’s common stock was $14.87 per share, which, after giving effect to the 0.9592 exchange ratio, has an implied value of approximately $14.26 per share. Based on this price with respect to the stock consideration, and the cash consideration of $14.50 per share, upon completion of the merger, a Hopewell Valley shareholder who receives cash for 25% of his or her shares of common stock and receives stock for 75% of his or her shares of common stock would receive total merger consideration with an implied value of approximately $14.32 per share. As of October 28, 2015, the most reasonably practicable date before the mailing of this Proxy Statement/Prospectus, the trading price of Northfield Bancorp’s common stock was $15.80, which, after giving effect to the 0.9592 exchange ratio, has an implied value of approximately $15.16 per share. Based on this price with respect to the stock consideration, and the cash consideration of $14.50 per share, upon completion of the merger, a Hopewell Valley shareholder who receives cash for 25% of his or her shares of common stock and receives stock for 75% of his or her shares of common stock would receive total merger consideration with an implied value of approximately $14.99 per share.

You have the right under New Jersey law to demand the value for your shares of preferred stock, which is known as “dissenters’ rights.”  For more information about exercising your dissenters’ rights, see “Dissenter’s Rights” in the Proxy Statement/Prospectus included with this letter. The applicable sections of the New Jersey Statutes relating to dissenters’ rights are also attached to the Proxy Statement/Prospectus as Appendix B.

The Proxy Statement/Prospectus provides you with detailed information about the proposed merger. It also contains or references information about Northfield Bancorp and Hopewell Valley and related matters. You are encouraged to read this document carefully. In particular, you should read the “Risk Factors” section beginning on page 15 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

Sincerely,

James Hyman

President and Chief Executive Officer